Exhibit 99.4

CURALEAF HOLDINGS, INC.

(the “Company”)

NOTICE OF ABRIDGEMENT

TO:	The Canadian Securities Regulatory Authorities in each of the Provinces and Territories of Canada

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

Date:	September 5, 2023

I, Peter Clateman, the Chief Legal Officer of Curaleaf Holdings, Inc. hereby certify for and on behalf of the Company, and not my personal capacity, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of certain time periods specified in NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)	arrangements have been made to have proxy-related materials for the annual general and special meeting of shareholders of the Company to be held on October 4, 2023 to be sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	arrangements have been made to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying on section 2.20 of NI 54-101.

(s) Peter Clateman
Peter Clateman
Chief Legal Officer